Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS FIRST-QUARTER 2011 RESULTS

MONTERREY, MEXICO, APRIL 29, 2011– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased 11% in the first quarter of 2011 to U.S.$3.4 billion versus the comparable period in 2010. Operating EBITDA increased 1% in the first quarter of 2011 to U.S.$519 million versus the same period of 2010.

CEMEX’s Consolidated First-Quarter Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher volumes mainly from our Mexican, European, and South/Central America and Caribbean operations.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Free cash flow after maintenance capital expenditures for the quarter was negative U.S.$317 million, from a negative U.S.$171 million in the same quarter of 2010.

•	Operating income in the first quarter increased 16%, to U.S.$172 million, from the comparable period in 2010.

Fernando A. González, Executive Vice President of Finance and Administration, said: “Despite the still lingering effects of the economic downturn in a number of our key geographies, we are encouraged by the stabilization of important indicators in the construction materials business. Consolidated domestic gray cement and aggregates volumes showed growth for the first time since the first quarter of 2007. We are pleased with the trend we have seen in our quarterly sales because this is the seventh consecutive quarter of top-line recovery in our results. And, as a result of our financial strategy, we have eliminated our refinancing risk until December of 2013.”

Consolidated Corporate Results

During the quarter, controlling interest net income was a loss of U.S.$276 million, versus a loss of U.S.$342 million in the same period last year. This reflects higher operating income, higher exchange gain, and lower other expenses, which more than offset the higher financial expenses during the quarter.

Geographical Markets First Quarter Highlights

Net sales in our operations in Mexico increased 14% in the first quarter of 2011 to U.S.$842 million, compared with U.S.$742 million in the first quarter of 2010. Operating EBITDA increased 13% to U.S.$292 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$507 million in the first quarter of 2011, down 8% from the same period in 2010. Operating EBITDA was a loss of U.S.$48 million in the quarter.

In Europe, net sales for the quarter increased 24% to U.S.$1.2 billion, compared with U.S.$947 million in the first quarter of 2010. Operating EBITDA was U.S.$50 million for the quarter.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of U.S.$396 million during the first quarter of 2011, representing an increase of 8% over the same period of 2010. Operating EBITDA decreased 8% to U.S.$117 million in the first quarter of 2011, from U.S.$126 million in the first quarter of 2010.

First-quarter net sales in Africa and the Middle East were U.S.$248 million, down 6% from the same quarter of 2010. Operating EBITDA decreased 4% to U.S.$80 million for the quarter versus the comparable period in 2010.

Operations in Asia reported a 2% decrease in net sales for the quarter, to U.S.$122 million, versus the first quarter of 2010, and Operating EBITDA for the quarter was U.S.$21 million, down 36% from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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